DLA Piper LLP (us) 500 Eighth Street, NW Washington, DC 20004 www.dlapiper.com Richard Newcomb richard.newcomb©dlapipercorn 1" 202.799.4434 F 202.799.5434

September 6, 2012

VIA EDGAR AND UPS

Cecelia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	China Southern Airline Company Limited

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 27, 2012

File No. 1-14660

Request for extension of 14 calendar days to respond to letter of August 1, 2012

Dear Ms. Blye:

This is in response to your letter of August 1, 2012, to Si Xian Min, Chairman, China Southern Airlines Company Limited (hereafter "China Southern" or "the Company"), regarding "contacts with countries that have been identified as state sponsors of terrorism." In this regard, you have requested additional information concerning flights to and from Iran and Sudan and the materiality of the Company's contacts with Iran and Sudan.

On behalf of China Southern, this is to request an extension of an additional 14 calendar days (10 business days) from today's date to respond to this request.

As China Southern only recently engaged DLA Piper as counsel on this matter we will need additional time to work with the Company to gather factual information. China Southern is a large company with many different departments which will require internal coordination. In addition, Chinese documents will need to be translated into English and transmitted to the United States. The time differences between the two countries will require coordination of schedules. For these reasons, it is respectfully requested that an extension be granted to respond to your request for information.

On behalf of China Southern, we wish to thank you for your favorable consideration of this request.

Sincerely,